Exhibit 99.2

WIPRO LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING EQUITY SHARES OF

WIPRO LIMITED

Please refer to the reverse side of this card for the Resolutions to be voted.
FOLD AND DETACH HERE

ORDINARY BUSINESS			SPECIAL BUSINESS

	FOR	AGAINST		FOR	AGAINST

Res. 1	☐	☐	Res. 4	☐	☐

Res. 2	☐	☐	Res. 5	☐	☐

Res. 3	☐	☐

Address change ☐ Mark box, sign and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated hereon. ☐

Sign below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA

ORDINARY BUSINESS

1.

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2021, together with the Reports of the Board of Directors and Auditors thereon.

2.	To confirm the payment of Interim Dividend of ₹ 1 per equity share already paid during the year as the Final Dividend for the Financial Year 2020-21.

3.	To consider appointment of a Director in place of Mr. Thierry Delaporte (DIN: 08107242) who retires by rotation and being eligible, offers himself for re-appointment.

SPECIAL BUSINESS

4.	Appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of the Company.

5.	Revision in the terms of remuneration of Mr. Rishad A. Premji (DIN: 02983899) as Whole Time Director (designated as “Executive Chairman”) of the Company.

Wipro Limited
JPMorgan Chase Bank, N.A., Depositary
PO Box 64506, Saint Paul MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Seventy Fifth Annual General Meeting of Wipro Limited (the “Company”) will be held through video conferencing on Wednesday, July 14, 2021, at 9:00 a.m. (IST), for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your ADRs FOR or AGAINST the Resolutions proposed, or any of them, as the case may be, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., July 7, 2021. Only the registered holders of record at the close of business on June 21, 2021, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Equity Shares of Wipro Limited, of record June 21, 2021, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote the underlying Equity Shares of the Company represented by such ADRs, on the Resolutions at the Annual General Meeting of the Company, or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box indicating that you wish to give a discretionary proxy to a person designated by the Company, the underlying Equity Shares represented by such ADRs will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such ADRs will not be voted by the Depositary.

Please visit the Company’s website, https://www.wipro.com/investors/annual-reports/ to view and download the notice of meeting which also contains an explanatory statement with respect to the Resolutions that are up for voting at the Annual General Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., July 7, 2021. JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.